Exhibit 3.3(a)
                                CENTURYTEL, INC.

                         CORPORATE GOVERNANCE GUIDELINES
                     (as amended through February 25, 2004)

1.       Director Qualifications

         The Board will have a majority of independent directors. The Nominating and Corporate Governance Committee is responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of new Board members as well as the composition of the Board as a whole. This assessment will include members' independence qualifications, as well as consideration of diversity, age, character, skills and experience in the context of the needs of the Board. All directors must meet any additional qualifications established under the Company's organizational documents.

         Nominees for directorship will be selected in accordance with the qualifications and criteria described in these guidelines, as well as the policies and principles in the Committee's charter and any selection guidelines or criteria adopted thereunder. The invitation to join the Board should be extended on behalf of the full Board by the Chairman of the Nominating and Corporate Governance Committee and the Chairman of the Board.

         The Board presently has 13 members. It is the sense of the Board that a size of 11 to 13 is about right. However, the Board would be willing to go to a somewhat larger size in order to accommodate the availability of an outstanding candidate. It is the general sense of the Board that no more than two management directors should serve on the Board.

         The Board expects directors who change the job or responsibility they held when they were elected to the Board to volunteer to resign from the Board. It is not the sense of the Board that in every such instance the director should necessarily leave the Board. There should, however, be an opportunity for the Board, following a review by the Nominating and Corporate Governance Committee, to determine the continued appropriateness of Board membership under the circumstances.

         No director may serve on more than two other unaffiliated public company boards, unless this prohibition is waived by the Board. Directors should advise the Chairman of the Board and the Chairman of the Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another public company board. No director may be appointed or nominated to a new term if he or she would be age 72 or older at the time of the election or appointment.

         The Board does not believe it should establish term limits. While term limits could help insure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole. As an alternative to term limits, the Nominating and Corporate Governance Committee will review each director's continuation on the Board every three years. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board.

         Directors will be deemed to be "independent" if (i) the Board affirmatively confirms that neither the director nor any organization with which the director is affiliated receives any payments from the Company other than Permissible Directors Compensation (as defined below) and (ii) none of the disqualifying events or conditions specified in Rule 303A(2)(b) of the NYSE Listed Company Manual apply to the director. For purposes hereof, "Permissible Directors Compensation" means (i) director and committee fees, (ii) reimbursement for an annual physical, continuing education, travel and other out-of-pocket expenses in accordance with the Company's applicable policies and
(iii) a pension or other form of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service. The Board may make determinations or interpretations under this paragraph, provided that they are consistent with the foregoing standards.

         Once the Board has determined that a director is independent, the director may not engage in any transaction with the Company, either directly or indirectly through an immediate family member or related entity, without such transaction being approved by the Board.

2.       Director Responsibilities

         The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders. In discharging that obligation, directors should be entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors. The directors shall also be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, to the benefits of indemnification to the fullest extent permitted by law and the Company's articles of incorporation, by-laws and any indemnification agreements, and to exculpation as provided by state law and the Company's articles of incorporation.

         Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and data that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting, and directors should review these materials in advance of the meeting.

         The Board has no policy with respect to the separation of the offices of Chairman and the Chie Executive Officer. The Board believes that this issue is part of the succession planning process and that it is in the best interests of the Company for the Board to make a determination when it elects a new chief executive officer.

         The Chairman will establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Each Board member is free to raise at any Board meeting subjects that are not on the agenda for that meeting. The Board will review the Company's long-term strategic plans and the principal issues that the Company will face in the future during at least one Board meeting each year.

         The non-management directors will meet in executive session at least quarterly. The director who presides at each of these meetings will be an independent director chosen annually by the non-management directors, and will be disclosed in the annual proxy statement.

         The Board believes that management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. However, it is expected that Board members would do this with the knowledge of the management and, absent unusual circumstances or as contemplated by the committee charters, only at the request of management.

3.       Board Committees

         The Board will have at all times an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. All of the members of these committees will be independent directors, as defined in Section 1 above.

         Committee members will be appointed by the Board upon recommendation of the Nominating and Corporate Governance Committee with consideration of the desires of individual directors. It is the sense of the Board that consideration should be given to rotating committee members periodically, but the Board does not believe that rotation should be mandated as a policy. Any appointments or removals of committee members will be made by the Board in accordance with the Company's bylaws.

         Each key committee will have its own charter. The charters will set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The charters will also provide that each key committee will annually evaluate its performance.

         The Chair of each committee, in consultation with the committee members, will determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with members of the committee and others specified in the committee's charter, will develop the committee's agenda.

         The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance.

         Each committee may meet in executive session as often as it deems appropriate, and shall have the power to obtain and review any information that the committee deems necessary to perform the functions described in its charter.

         The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

4.       Director Access to Officers and Employees

         Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Secretary or directly by the director. The directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent not inappropriate, copy the CEO on any written communications between a director and an officer or employee of the Company.

         The Board welcomes regular attendance at each Board meeting of senior officers of the Company. If the CEO wishes to have additional Company personnel attendees on a regular basis, this suggestion should be brought to the Board for approval.

5.       Director Compensation

         The form and amount of director compensation will be determined by the Nominating and Corporate Governance Committee in accordance with the policies and principles set forth in its charter, and such Committee will conduct an annual review of director compensation. The Nominating and Corporate Governance Committee will consider whether directors' independence may be jeopardized if director compensation and perquisites exceed customary levels, or if the Company makes substantial charitable contributions to organizations with which a director is affiliated.

6.       Director Orientation and Continuing Education

         The Nominating and Corporate Governance Committee shall maintain an Orientation Program for new directors. All new directors must participate in the Company's Orientation Program, which should be conducted as soon as practicable after new directors are elected or appointed. This orientation may include presentations by senior management to familiarize new directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its corporate compliance programs (which include its code of business conduct and ethics), its principal officers, and its internal and independent auditors. All other directors are also invited to attend the Orientation Program.

         The Company will also maintain a Continuing Education Program for directors, pursuant to which it will endeavor to periodically update directors on industry, technological and regulatory developments, and to provide adequate resources to support directors in understanding the Company's business and matters to be acted upon at board and committee meetings.

7.       CEO Evaluation and Management Succession

         The Nominating and Corporate Governance Committee will conduct an annual review of the CEO's performance. The Nominating and Corporate Governance Committee will provide a report of its findings to the Board of Directors (with appropriate recusals of the CEO and other management directors, as necessary) to enable the Board to ensure that the CEO is providing the best leadership for the Company in the long- and short-term.

         The Nominating and Corporate Governance Committee should report periodically to the Board on succession planning. The entire Board will consult periodically with the Nominating and Corporate Governance Committee regarding potential successors to the CEO. The CEO should at all times make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

8.       Annual Performance Evaluation

         The Board of Directors will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Nominating and Corporate Governance Committee will receive comments from all directors and report annually to the Board with an assessment of the Board's performance, which will be discussed with the full Board. The assessment will focus on the Board's contribution to the Company and specifically focus on areas in which the Board or management believes that the Board could improve.

9.       Standards of Business Conduct and Ethics

         All of the Company's directors, officers and employees are required to abide by the Company's long-standing Corporate Compliance Program, which includes standards of business conduct and ethics. The Company's program and related procedures cover all areas of professional conduct, including employment policy, conflicts of interests, protection of confidential information, as well as strict adherence to all laws and regulations applicable to the conduct of the Company's business.

         Any waiver of the Company's policies, principles or guidelines relating to business conduct or ethics for executive officers or directors may be made only by the Audit Committee, and will be promptly disclosed as required by law or stock exchange regulation.



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o        Originally adopted by the Nominating and Corporate Governance
         Committee and the Board of Directors on February 17, 2003 and February 25, 2003, respectively.

o Sections 1, 3, 6 and 7 amended by the Nominating and Corporate Governance Committee and the Board of Directors on November 18, 2003 and November 20, 2003, respectively.

o Sections 1, 3 and 9 amended by the Nominating and Corporate Governance Committee and the Board of Directors on February 19, 2004 and February 25, 2004, respectively.